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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 4)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  ---------------------------------------------

                                META GROUP, INC.
                       (Name of Subject Company (Issuer))

                  ---------------------------------------------

                                META GROUP, INC.
                        (Name of Filing Person (Offeror))

                  ---------------------------------------------

 OPTIONS UNDER THE META GROUP, INC. SECOND AMENDED AND RESTATED 1995 STOCK PLAN TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE, HAVING AN EXERCISE PRICE IN
            EXCESS OF $12.00 HELD BY CERTAIN EMPLOYEE OPTION HOLDERS
                         (Title of Class of Securities)

                ------------------------------------------------

                                   591002 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                ------------------------------------------------

                               JOHN A. PIONTKOWSKI
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                META GROUP, INC.
                                208 HARBOR DRIVE
                           STAMFORD, CONNECTICUT 06912
                                 (203) 973-6995
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:
                                 BRUCE J. GROBE
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                META GROUP, INC.
                                208 HARBOR DRIVE
                           STAMFORD, CONNECTICUT 06912
                                 (203) 973-6956

                                       AND
                                 MICHAEL GRUNDEI
                                WIGGIN & DANA LLP
                               400 ATLANTIC STREET
                               STAMFORD, CT 06901
                                 (203) 363-7600

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                            CALCULATION OF FILING FEE

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        Transaction valuation*                         Amount of filing fee
             $21,761,911                                    $4,352.38

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,079,064 shares of common stock of META Group, Inc. having an aggregate value of $21,761,911 as of September 19, 2001 will be exchanged pursuant to this Offer. The aggregate value of such options was calculated by multiplying the number of shares issuable upon exercise of each applicable option by the exercise price of such option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            $4,352.38.
         Form or Registration No.:          Schedule TO
         Filing party:                      META Group, Inc.
         Date filed:                        September 19, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]    third party tender offer subject to Rule 14d-1.

         [X]    issuer tender offer subject to Rule 13e-4.

         [ ]    going-private transaction subject to Rule 13e-3.

         [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]


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      This Amendment No. 4 and Final Amendment amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on September 19, 2001, as amended by Amendment No. 1 filed with the SEC on September 20, 2001, Amendment No. 2 filed with the SEC on October 9, 2001 and Amendment No. 3 filed with the SEC on October 19, 2001 to report the results of the Tender Offer.

Item 4. Terms of the Transaction

      Item 4 is hereby amended to add the following:

      Due to a clerical error, the results of the tender offer as reported on October 19, 2001 were misstated. The actual number of options that the Company has accepted for exchange is 752,469, rather than 752,753 as previously reported.

      The information in the Offer to Exchange, dated September 19, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference in response to all required Items except as set forth below.

Item 7.(d)        Not applicable.

Item 8.(a)        Not applicable.

Item 9.(a)        Not applicable.

Item 10.(a) The financial information set forth in pages 41 through 65 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, is incorporated herein by reference. The financial information set forth in pages 3 through 10 of the Company's quarterly report on Form 10-Q for the period ended June 30, 2001 as filed by the Company with the SEC on August 14, 2001, is incorporated herein by reference.

            (b)   Not applicable.

Item 11.(b)       Not applicable.

Item 12. Exhibits.

         (a)(1)   Offer to Exchange dated September 19, 2001.

            (2)   Form of Letter of Transmittal.

            (3)   Form of Notice to Withdraw Tender.

            (4)   Form of Letter to Eligible Option Holders.

            (5)   Form of Letter to Tendering Option Holders.

            (6) META Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001 and incorporated herein by reference.

            (7) META Group, Inc. quarterly report on Form 10-Q for the period ended June 30, 2001 as filed by the Company with the SEC on August 14, 2001 and incorporated herein by reference.

            (8)   Email to all employees dated September 20, 2001.

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            (9)   Press release dated September 20, 2001.

            (10) Email to all eligible employees from John A. Piontkowski dated October 9, 2001.


      (b)   Not applicable.

      (d)(1)      META Group, Inc. Second Amended and Restated 1995 Stock Plan

         (2) Form of Incentive Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.

         (3) Form of Non-Qualified Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.

      (g)   Not applicable.

      (h)   Not applicable.

Item 13.  Information Required by Schedule 13E-3

      (a)   Not applicable.



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                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            META Group, Inc.


                                            By: /s/  John A. Piontkowski
                                                ---------------------------
                                                John A. Piontkowski
                                                Senior Vice President and
                                                Chief Financial Officer


Date:  November 9, 2001




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                                                 INDEX TO EXHIBITS

EXHIBIT
NUMBER                                         DESCRIPTION

(a)(1)*     Offer to Exchange, dated September 19, 2001.

(a)(2)*     Form of Letter of Transmittal.

(a)(3)*     Form of Notice to Withdraw Tender.

(a)(4)*     Form of Letter to Eligible Option Holders.

(a)(5)*     Form of Letter to Tendering Option Holders.

(a)(6) META Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001 and incorporated herein by reference.

(a)(7) META Group, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001 as filed with the SEC on August 14, 2001 and incorporated herein by reference.

(a)(8)*     Email to all employees dated September 20, 2001.

(a)(9)*     Press release dated September 20, 2001.

(a)(10)* Email to all eligible employees from John A. Piontkowski dated October 9, 2001.

(d)(1)*     META Group, Inc. Second Amended and Restated 1995 Stock Plan.

(d)(2)* Form of Incentive Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.

(d)(3)* Form of Non-Qualified Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.


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* Previously filed.